ALLBRITTON COMMUNICATIONS COMPANY
                       1000 Wilson Boulevard, Suite 2700
                              Arlington, VA 22209



August 10, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

Re:      Allbritton Communications Company
         Form 10-K for Fiscal Year Ended September 30, 2008
         Forms 10-Q for the Quarters Ended December 31, 2008 and March 31, 2009 File No. 333-02302

Dear Mr. Spirgel:

         This letter sets forth additional information from Allbritton Communications Company (the "Company") related to your comments and our responses surrounding segment reporting. As a result of our conversation on July 28, 2009, you requested that we provide additional information surrounding:

         o the organization of our management and the respective responsibilities of each member of management;
         o who performs the function of chief operating decision maker within our Company; and,
         o our new reporting package and the related change from eight operating segments to one operating segment.

         Our Company is organized as follows:
         o     The President/COO (CODM) reports to the Chairman/CEO.
         o     The functional officers report to the President/COO (CODM).
         o Each business unit has department heads and a General Manager. Many department heads have dual-reporting in which they report to their local General Manager as well as to the functional officer responsible for their area of the Company's business. The General Managers report to the President/COO (CODM), but they also work closely with the various functional officers.

         Responsibilities of the members of management are as follows:
         o General Manager of each business unit: to supervise employees and manage daily operations.
         o SVP, Chief Financial Officer: to manage all financial aspects of the Company.
         o     VP, Sales: to manage the sales function across the Company.
         o SVP, Legal and Strategic Affairs, General Counsel: to manage all legal and regulatory matters across the Company.

Mr. Larry Spirgel
United States Securities and Exchange Commission
August 10, 2009
Page 2


         o VP, Deputy General Counsel: to manage the areas of labor, personnel, human resources and benefits across the Company.
         o Director of Technology: to manage equipment and facilities across the Company.

         The function of chief operating decision maker, as defined in paragraph 12 of SFAS 131 is performed by our President/COO. While he may gather information, analysis and recommendations from various members of management described above, he does not delegate to or share operational decision-making authority with any of these members of management. Decisions are made by him alone or by him in consultation with the Chairman/CEO. Examples of such decisions include negotiations (or authorization to negotiate certain terms) with service providers, personnel decisions, programming/content decisions, and new business venture decisions. As a specific example, the VP, Sales is responsible for the sales function across the Company. He works directly with the sales teams at each business unit and reviews their individual performance. However, he does not have the authority to approve a significant personnel change or to make changes related to our use of outside service providers without the approval of the President/COO (CODM). Based on his work, the VP, Sales might make a recommendation that the Company add a new service provider which would improve the Company's ability to generate revenue, but he cannot make this decision.

         There was some confusion during our call related to wording in our previous responses which was interpreted by you as our representation that functional officers act in decision-making roles within the Company. There was no intent to imply that operational decision-making is performed by any person or group of people other than our President/COO. Rather, the previous responses were intended to explain the way in which decisions are made by our CODM on a consolidated basis. Once the CODM makes a decision that affects multiple business units, it is the responsibility of the functional officers to execute the decision across the business units in order for the Company to achieve the objective. For example, when the CODM concludes negotiations for a group-wide contract, he is not involved in the allocation of the costs of the overall contract across the Company. Further, his decisions are not based on the impact of the contract on any individual business unit's profitability. Rather, our CODM analyzes the issue and bases his decision on the best strategy for the Company as a whole and leaves the administrative allocation and implementation of the contract across the group to the functional officer responsible for the respective area of Company operations.

         We have consistently reported to you during this process that our Company is managed on a consolidated basis as if we were one operating segment. However, due in large part to the inclusion of disaggregated data in our reporting package, we previously communicated that we had eight operating segments. As this comment letter process has evolved, it has become clear to us that our reporting package contained information which was not reflective of how the CODM manages the Company. In an effort to make our reporting package more consistent with the information used by our CODM to assess performance and allocate resources, we spent considerable time interviewing our CODM regarding his decision-making process and, as a result of those discussions, reviewing our monthly reporting package and modifying it to reflect the information which is regularly reviewed by our CODM in his decision-making process. The

Mr. Larry Spirgel
United States Securities and Exchange Commission
August 10, 2009
Page 3

resulting modified reporting package, which was provided to you as Exhibit 1 to our letter dated July 10, 2009, does not contain any disaggregated financial data because our CODM does not regularly review disaggregated operating results or use disaggregated operating results as the basis for his decision-making. Rather, the CODM is focused on the consolidated operating results which represent the interests of the Company's ownership and comprise the fundamental components of the debt covenant calculations which represent the interests of the debt holders. The modification of our reporting package has caused us to change our determination of operating segments as defined in paragraph 10 of SFAS 131. Because our CODM does not regularly receive or review disaggregated operating results and because he views the Company on a consolidated basis in his decision-making process, we have concluded that we have just one operating segment, rather than eight operating segments managed as one.

In connection with our responses, the Company hereby acknowledges:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact me directly at
(703) 647-8700.

Sincerely,

/s/ Stephen P. Gibson

Stephen P. Gibson
Senior Vice President and Chief Financial Officer


cc:    Mr. Michael Fay, United States Securities and Exchange Commission
       Mr. Robert Littlepage, United States Securities and Exchange Commission Mr. Joe Cascarano, United States Securities and Exchange Commission